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Exhibit 99.2

PricewaterhouseCoopers LLP Chartered Accountants PO Box 82 Royal Trust Tower, Suite 3000 Toronto Dominion Centre Toronto, Ontario Canada M5K 1G8 Telephone +1 416 863 1133 Facsimile +1 416 365 8215

AUDITORS' REPORT

To the shareholders of The Thomson Corporation:

        We have audited the consolidated balance sheet of The Thomson Corporation (the "Corporation") as at December 31, 2002 and 2001 and the consolidated statement of earnings and retained earnings and of cash flow for each of the years in the two year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

Toronto, Canada
February 26, 2003

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

THE THOMSON CORPORATION
CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS

	Year ended December 31
(millions of U.S. dollars, except per common share amounts)
	2002	2001
Revenues	7,756	7,237
Cost of sales, selling, marketing, general and administrative expenses	(5,696)	(5,451)
Depreciation (note 8)	(542)	(476)
Amortization (notes 2, 9 and 10)	(288)	(444)
Restructuring charges (note 17)	(6)	(30)

Operating profit	1,224	836
Net (losses) gains on disposals of businesses and investments (notes 12 and 18)	(34)	302
Net interest expense and other financing costs (note 3)	(291)	(236)
Income taxes (note 4)	(192)	(168)
Equity in net losses of associates, net of tax (note 12)	(101)	(50)

Earnings from continuing operations	606	684
Earnings from discontinued operations (note 23)	9	92

Net earnings	615	776
Dividends declared on preference shares (note 13)	(19)	(27)

Earnings attributable to common shares	596	749
Retained earnings at beginning of year	6,253	5,943
Effect of adoption of accounting standard, net of tax (note 2)	(183)	—
Dividends declared on common shares (note 14)	(451)	(439)

Retained earnings at end of year	6,215	6,253

Basic and diluted earnings per common share (note 5):
From continuing operations	$0.92	$1.05
From discontinued operations	0.01	0.14

Basic and diluted earnings per common share	$0.93	$1.19

The related notes form an integral part of these consolidated financial statements.

THE THOMSON CORPORATION
CONSOLIDATED BALANCE SHEET

	December 31
(millions of U.S. dollars)
	2002	2001
Assets
Cash and cash equivalents	709	532
Accounts receivable, net of allowances of $372 million (2001 — $381 million) (note 6)	1,534	1,700
Inventories (note 7)	287	256
Prepaid expenses and other current assets	274	275
Deferred income taxes (note 4)	215	248

Current assets	3,019	3,011
Property and equipment (note 8)	1,548	1,552
Identifiable intangible assets (notes 2 and 9)	4,713	4,921
Goodwill (notes 2 and 10)	8,076	7,903
Other non-current assets	1,186	1,263

Total assets	18,542	18,650

Liabilities and shareholders' equity
Liabilities
Short-term indebtedness (note 12)	316	620
Accounts payable and accruals	1,641	1,888
Deferred revenue	927	882
Current portion of long-term debt (note 12)	318	473

Current liabilities	3,202	3,863
Long-term debt (note 12)	3,487	3,651
Other non-current liabilities	1,131	1,229
Deferred income taxes (note 4)	1,768	1,687

Total liabilities	9,588	10,430

Shareholders' equity
Share capital (notes 13 and 14)	2,803	2,198
Cumulative translation adjustment (note 19)	(64)	(231)
Retained earnings	6,215	6,253

Total shareholders' equity	8,954	8,220

Total liabilities and shareholders' equity	18,542	18,650

The related notes form an integral part of these consolidated financial statements.

Approved by the Board

David K. R. Thomson Director	Richard J. Harrington Director

THE THOMSON CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW

	Year ended December 31
(millions of U.S. dollars)
	2002	2001
Cash provided by (used in):
Operating activities
Earnings from continuing operations	606	684
Add back (deduct) items not involving cash:
Amortization of development costs and capitalized software	46	104
Depreciation (note 8)	542	476
Amortization (notes 2, 9 and 10)	288	444
Net losses (gains) on disposals of businesses and investments (notes 12 and 18)	34	(302)
Deferred income taxes (note 4)	101	75
Equity in net losses of associates, net of tax (note 12)	101	50
Other, net	46	34
Voluntary pension contributions	(142)	—
Changes in working capital and other items (note 21)	69	79
Cash provided by operating activities — discontinued operations (note 23)	—	7

Net cash provided by operating activities	1,691	1,651

Investing activities
Acquisitions of businesses and investments, less cash therein of $15 million (2001-$45 million) (note 18)	(272)	(2,419)
Proceeds from disposals of businesses and investments (note 18)	51	209
Additions to property and equipment, less proceeds from disposals of $8 million (2001 — $16 million)	(523)	(684)
Other investing activities	(166)	(359)
Proceeds from disposal of newspaper businesses, net of tax (note 23)	—	239
Cash used in investing activities — discontinued operations (note 23)	—	(1)

Net cash used in investing activities	(910)	(3,015)

Financing activities
Proceeds from debt	400	2,054
Repayments of debt	(540)	(281)
Net (repayments) borrowings of short-term loan facilities	(604)	116
Proceeds from issuance of common shares (note 14)	437	—
Dividends paid on preference shares (note 13)	(22)	(28)
Dividends paid on common shares (note 14)	(283)	(279)
Other financing activities, net	(2)	(19)

Net cash (used in) provided by financing activities	(614)	1,563

	167	199
Translation adjustments	10	(4)

Increase in cash and cash equivalents	177	195
Cash and cash equivalents at beginning of year	532	337

Cash and cash equivalents at end of year	709	532

        Supplemental cash flow information is provided in notes 3, 18, 21 and 22.

The related notes form an integral part of these consolidated financial statements.

THE THOMSON CORPORATION

SEGMENTED INFORMATION

        Thomson is a global provider of integrated information solutions for business and professional customers. Thomson operates in four reportable market segments worldwide.

        The following tables include measurements for EBITDA and adjusted operating profit which do not have any standardized meaning prescribed by Canadian generally accepted accounting principles. These measurements are used by management to evaluate performance. A further discussion of these performance measures and a reconciliation of them to our income statement are included in Note 24.

Business Segments — 2002

(millions of U.S. dollars)	Revenue	EBITDA(2)	Adjusted operating profit(3)	Additions to capital assets(4)	Total assets
Legal & Regulatory	2,962	928	769	238	7,195
Learning	2,290	520	354	230	5,328
Financial	1,554	414	244	129	3,022
Scientific & Healthcare	784	208	180	221	1,023
Corporate and other(1)	205	(10)	(29)	9	1,974
Eliminations	(39)	—	—	—	—

Total	7,756	2,060	1,518	827	18,542

Business Segments — 2001

(millions of U.S. dollars)	Revenue	EBITDA(2)	Adjusted operating profit(3)	Additions to capital assets(4)	Total assets
Legal & Regulatory	2,847	860	713	592	7,335
Learning	1,852	402	260	2,368	5,335
Financial	1,637	400	246	353	3,302
Scientific & Healthcare	707	176	151	76	893
Corporate and other(1)	226	(52)	(60)	21	1,785
Eliminations	(32)	—	—	—	—

Total	7,237	1,786	1,310	3,410	18,650

(1)
Corporate and other includes the results of Thomson Media, a non-reportable segment, as well as corporate costs and costs associated with the Company's stock appreciation rights. Thomson Media's results include revenues of $205 million (2001- $226 million), earnings before interest, taxes, depreciation, amortization and restructuring charges of $30 million (2001- $12 million) and operating profit before amortization and restructuring charges of $23 million (2001 — $4 million). In addition to Thomson Media assets of $294 million (2001- $277 million), Corporate and other assets include primarily cash, investments and overfunded pension assets.

(2)
Earnings before interest, taxes, depreciation, amortization and restructuring charges. See Note 24.

(3)
Adjusted operating profit excludes amortization and restructuring charges. See Note 24.

(4)
Capital assets include property and equipment, identifiable intangible assets and goodwill.

The related notes form an integral part of these consolidated financial statements.

THE THOMSON CORPORATION

SEGMENTED INFORMATION
(by country of origin)

Geographic Segments — 2002

(millions of U.S. dollars)	Revenue	EBITDA(1)	Adjusted operating profit(2)	Additions to capital assets(3)	Total assets
United States	6,358	1,762	1,299	11,917	14,852
Europe	1,029	228	174	2,002	2,812
Asia-Pacific	271	31	18	167	287
Canada	180	38	30	144	417
Other countries	77	1	(3)	107	174
Eliminations	(159)	—	—	—	—

Total	7,756	2,060	1,518	14,337	18,542

Geographic Segments — 2001

(millions of U.S. dollars)	Revenue	EBITDA(1)	Adjusted operating profit(2)	Additions to capital assets(3)	Total assets
United States	5,943	1,570	1,161	12,315	15,453
Europe	902	161	118	1,587	2,049
Asia-Pacific	225	17	5	157	302
Canada	153	21	14	139	587
Other countries	105	17	12	178	259
Eliminations	(91)	—	—	—	—

Total	7,237	1,786	1,310	14,376	18,650

(1)
Earnings before interest, taxes, depreciation, amortization and restructuring charges. See Note 24.

(2)
Adjusted operating profit excludes amortization and restructuring charges. See Note 24.

(3)
Capital assets include property and equipment, identifiable intangible assets and goodwill.

The related notes form an integral part of these consolidated financial statements.

THE THOMSON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unless otherwise stated, all amounts are in millions of U.S. dollars)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

        The consolidated financial statements of The Thomson Corporation ("Thomson" or the "Company") include all controlled companies and its proportionate share in joint venture interests, and are prepared in accordance with accounting principles generally accepted in Canada. All intercompany transactions and balances are eliminated on consolidation.

Accounting Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Foreign Currency

        Assets and liabilities of self-sustaining subsidiaries denominated in currencies other than U.S. dollars are translated at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are accumulated in a separate component of shareholders' equity. Other currency gains or losses are included in earnings.

Revenue Recognition

Discrete Products

        Revenues from sales of discrete products (defined as products that are separate and distinct from any other product and carry no further substantive performance obligations on the part of the Company after shipment) are recognized when delivery has occurred and significant risks and rewards of ownership have transferred to the customer, provided that the price is fixed or determinable and ultimate collection is reasonably assured. Revenues from sales of these products are recognized net of estimated returns.

Subscription-based Products (excluding software)

        Revenues from sales of subscription-based products are primarily recognized ratably over the term of the subscription. Where applicable, usage fees above a base period fee are recognized as earned. Subscription revenue received or receivable in advance of the delivery of services or publications is included in deferred revenue. Incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period.

Software-related Products and Services

        Revenues from software-related products are recognized when the following four criteria are met:

  •
  persuasive evidence of an arrangement exists;

  •
  installation (where required) and delivery have occurred;

  •
  the fee is fixed or determinable; and

  •
  collectibility is probable.

        If the above criteria are met, the license fee generally is recognized ratably on a straight-line basis over the license period. Alternatively, if there is no associated licensing period, nor future obligations, revenues are recognized in accordance with the recognition policies described under "Discrete Products" above.

        Certain contracts specify separate fees for software and ongoing fees for maintenance and other support. If sufficient vendor specific objective evidence of the fair value of each element of the arrangement exists, the elements of the contract are unbundled and the revenue for each element is recognized as appropriate.

Other Service Contracts

        For a majority of service or consulting arrangements, revenues are recognized as services are performed based on output measures, or if no discernable pattern of revenue recognition exists, the straight-line method is utilized.

Employee Future Benefits

        Net periodic pension expense for employee future benefits is actuarially determined using the projected benefit method. Determination of benefit expense requires assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and the expected healthcare cost trend rate. For the purpose of calculating expected return on plan assets, the assets are valued at fair market value. Actual results will differ from results which are estimated based on assumptions. When the cumulative difference between actual and estimated results exceeds 10% of the greater of the benefit obligation and the fair value of the plan assets, such difference is amortized into earnings over the average remaining service period of active employees. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of active employees at the date of the amendment.

Cash and Cash Equivalents

        Cash and cash equivalents comprise cash on hand, demand deposits and investments with an original maturity at the date of purchase of three months or less.

Inventories

        Inventories are valued at the lower of cost and net realizable value. Cost is determined using either the average cost or first-in, first-out method.

Capitalized Software

        Certain costs incurred in connection with the development of software to be used internally are capitalized once certain criteria specified in generally accepted accounting principles are met. The capitalized amounts, net of accumulated amortization, are included in "Property and equipment" in the consolidated balance sheet. The amortization expense is included within "Depreciation" in the consolidated statement of earnings and retained earnings.

        In connection with the development of software that is intended to be marketed to customers, certain costs are capitalized once technological feasibility of the product is established and a market for the product has been identified. The capitalized amounts, net of accumulated amortization, are included in "Other non-current assets" in the consolidated balance sheet. The capitalized amounts are amortized over the expected period of benefit, not to exceed three years, and such amortization expense is included within "Cost of sales, selling, marketing, general and administrative expenses" in the consolidated statement of earnings and retained earnings.

Property and Equipment

        Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings and building improvements	5-40 years
Furniture, fixtures and equipment	3-10 years
Computer hardware	3-5 years
Internal-use computer software	3-10 years

Long-lived Assets

        Long-lived assets with finite lives are tested for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable based on expected future operating cash flows associated with the assets. Impairment of the carrying amount of a long-lived asset is recognized when the carrying amount is not recoverable and exceeds the fair value. Any impairment loss recognized is equal to the excess of the fair value over the carrying amount.

Identifiable Intangible Assets and Goodwill

        Upon acquisition, identifiable intangible assets are recorded at fair value and, if deemed to have a finite life, are subsequently amortized over their estimated useful lives. A summary of those useful lives by category follows.

Tradenames	2-29 years
Customer relationships	1-40 years
Databases and content	2-29 years
Publishing rights	4-34 years
Other	2-29 years

        Goodwill represents the excess of the cost of the acquired businesses over values attributed to underlying net tangible assets and identifiable intangible assets.

        In accordance with Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, Goodwill and Other Intangible Assets, identifiable intangible assets with indefinite lives and goodwill are no longer amortized. Through December 31, 2001, as part of the transition to this new standard, such assets related to business combinations consummated before July 1, 2001 continued to be amortized over periods not exceeding 40 years, while those consummated after June 30, 2001 were not. Pro forma disclosure presenting the effect of Handbook Section 3062 as if it had been applied effective January 1, 2001 is set forth in Note 2.

        The carrying values of identifiable intangible assets with indefinite lives and goodwill are reviewed at least annually to assess impairment. The carrying values of all intangible assets, including those with finite lives, are also reviewed for impairment whenever events or changes in circumstances arise that indicate their carrying amounts may not be recoverable. Impairment is determined by comparing the fair values of such assets with their carrying amounts.

Development Costs

        Development costs which meet certain criteria specified in generally accepted accounting principles, including reasonable assurance regarding future benefits, are capitalized and amortized over the anticipated period of benefit, not to exceed three years. The capitalized amounts, net of accumulated amortization, are included in "Other non-current assets" in the consolidated balance sheet.

Investments

        The equity method of accounting is used to account for investments in businesses over which Thomson has the ability to exercise significant influence. Under the equity method, investments are initially recorded at cost and the carrying amounts are adjusted to reflect the Company's share of net earnings or losses of the investee companies, and are reduced by dividends received.

        The cost method of accounting is used to account for investments in businesses over which Thomson does not have the ability to exercise significant influence.

        Declines in market values below the carrying values of investments are expensed when such declines are considered to be other than temporary.

Deferred Income Taxes

        Deferred income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities using the enacted or substantially enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. A valuation allowance is recorded against deferred income tax assets if management determines that it is more likely than not that such deferred income tax assets will not be realized within the foreseeable future. The income tax provision for the period is the tax payable for the period and the change during the period in deferred income tax assets and liabilities.

Derivative Financial Instruments

        In the ordinary course of business, Thomson enters into the following types of derivative financial instruments to manage foreign currency and interest rate exposures:

  •
  foreign currency contracts to hedge currency exposures on non-U.S. dollar debt;

  •
  foreign currency contracts to hedge anticipated cash flows denominated in currencies other than the functional currency of a particular Thomson subsidiary; and

  •
  interest rate contracts to manage the fixed versus floating interest rate mix of debt. Such contracts require periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based.

        Derivative financial instruments are not used for trading or speculative purposes.

        The Company identifies a risk management objective for each transaction. All derivatives are linked to specific assets and liabilities or to specific firm commitments or forecasted transactions. Where required, periodic assessments of each derivative's effectiveness are performed.

        While the derivative financial instruments are subject to the risk of loss from changes in exchange and interest rates, these losses are offset by gains on the exposures being hedged. Gains and losses on derivative instruments designated as hedges of existing assets and liabilities are accrued as exchange rates change, thereby offsetting gains and losses from the underlying assets and liabilities. Gains and losses on foreign exchange contracts designated as hedges for firm commitments or anticipated transactions are recorded in consolidated earnings when the related transaction is realized. The differential paid or received on interest rate swap agreements is recognized as part of net interest expense.

Stock-based Compensation Plans

        Thomson has both a Stock Appreciation Rights ("SAR") plan and a stock incentive plan, which are described in Note 20.

        Under the SAR plan, compensation expense is recognized as SARs change in value based on the fair market value of the Company's common stock at the end of each reporting period.

        Under the stock incentive plan, Thomson can grant stock options and other equity-based awards to certain employees and members of the Thomson Board of Directors for up to 20,000,000 shares of common stock. The options vest over a period of four to five years. The maximum term of an option is 10 years from the date of grant. Options under the plan are granted at the closing price of the Company's common stock on the day prior to the date of grant. The Company uses the intrinsic value-based method to account for the plan. As such, no compensation expense is recognized with respect to stock options. Beginning with the first quarter of 2003, the Company will charge to expense the fair value of all issued stock options, with restatement of prior periods.

Recently Issued Accounting Standards

        The Accounting Standards Board and the Emerging Issues Committee ("EIC") of the CICA have recently issued several accounting standards that are applicable to our activities.

  Effective for the year ended December 31, 2002:

  •
  CICA Handbook Section 1650, Foreign Currency Translation;

  •
  CICA Handbook Section 3062, Goodwill and Other Intangible Assets;

  •
  CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments;

  •
  CICA Handbook Section 3063, Impairment of Long-Lived Assets; and

  •
  EIC Abstract 123, Reporting Revenue Gross as a Principal versus Net as an Agent

  Effective in future periods:

  •
  CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations;

  •
  Accounting Guideline ("AcG")13, Hedging Relationships;

  •
  EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments;

  •
  EIC Draft Abstract D-25, Accounting for Severance and Termination Benefits; and

  •
  EIC Draft Abstract D-26, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring)

        An overview of each of these standards follows:

        CICA Handbook Section 1650, Foreign Currency Translation.    Amended Handbook Section 1650 eliminates the deferral and amortization of unrealized translation gains and losses on long-term monetary items. The adoption of amended Handbook Section 1650 did not have a material effect on the Company's financial position or results of operations.

        CICA Handbook Section 3062, Goodwill and Other Intangible Assets.    This Handbook Section requires that goodwill and identifiable intangible assets with indefinite lives no longer be amortized. Instead, those assets are subject to impairment tests at least annually, or more frequently if events or changes in circumstances indicate that the asset in question might be impaired. The Company has completed its initial impairment review and has recognized transitional impairment charges of $183 million, after tax, for the year ended December 31, 2002. In accordance with the requirements of the new Handbook Section, the transitional impairment charge was recorded in the opening balance of retained earnings in the consolidated financial statements. See Note 2.

        CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments.    This Handbook Section requires that if an entity does not use the fair value-based method of accounting for non-direct stock-based transactions with employees, the entity must disclose pro forma net income and earnings per share as if the fair value-based method had been used. Additionally, the section provides specific rules for accounting for stock appreciation rights and stock-based payments to employees as well as non-employees. The Company has historically accounted for its SARs and other stock-based payments as outlined in the provisions of Handbook Section 3870. As such, this standard did not change the Company's method of accounting, nor was there any impact on its financial position or results of operations. As the Company does not use the fair value-based approach, the required pro forma information has been disclosed in Note 20. Beginning with the first quarter of 2003, the Company will charge to earnings the fair value of all issued stock options, with restatement of prior periods.

        CICA Handbook Section 3063, Impairment of Long-Lived Assets.    Effective for fiscal years beginning on or after April 1, 2003, with earlier adoption encouraged. This standard harmonizes Canadian GAAP for impairment of long-lived assets with U.S. GAAP. The Company adopted the provisions of Handbook Section 3063 for the year ended December 31, 2002, which did not have a material effect on the Company's financial position or results of operations. The key aspects of Handbook Section 3063, issued in December 2002, are as follows:

  •
  a long-lived asset is impaired when its carrying amount exceeds its fair value;

  •
  an impairment loss shall only be recognized when the long-lived asset's carrying amount is not recoverable and exceeds its fair value;

  •
  an impairment loss shall be measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value; and

  •
  various disclosures related to impaired assets are required.

        EIC Abstract 123, Reporting Revenue Gross as a Principal versus Net as an Agent.    In December 2001, the EIC of the CICA issued EIC Abstract 123, which essentially harmonized Canadian GAAP on this issue with U.S. GAAP. The consensus in EIC Abstract 123 was effective for fiscal years beginning after December 6, 2001. The consensus states that whether an enterprise should recognize revenue based on the gross amount billed to a customer or the net amount retained is a matter of judgment that depends on relevant facts and circumstances. The consensus provides a list of factors that should be considered in making the evaluation. The Company has applied the consensus in EIC Abstract 123 for the year ended December 31, 2002, with no material impact to its statement of earnings presentation.

        CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations.    Effective for disposal activities initiated by a commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. This Handbook Section was issued in December 2002 with the purpose of harmonizing Canadian GAAP with U.S. GAAP. The key aspects of Handbook Section 3475 are as follows:

  •
  a long-lived asset to be disposed of other than by sale should continue to be classified as held and used until it is disposed of;

  •
  a long-lived asset can only be classified as held for sale if certain criteria are met;

  •
  an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;

  •
  a loss recognized on classification of an asset as held for sale does not include future operating losses;

  •
  discontinued operations are defined more broadly than previously. They comprise dispositions where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise;

  •
  the income statement display of discontinued operations is unchanged from previous display; and

  •
  various disclosures related to the disposal of long-lived assets is required.

        The Company expects that Handbook Section 3475 will have an impact only upon the presentation of the financial statements.

        Accounting Guideline AcG-13, Hedging Relationships.    Effective for hedging relationships in effect in fiscal years beginning on or after July 1, 2003. This Guideline was issued by the CICA in 2001 and addresses the identification, designation, documentation and effectiveness of hedging relationships. It establishes conditions for applying hedge accounting.

        EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments.    Effective for periods after the adoption of AcG-13. Issued in June 2002, the consensus reached in EIC Abstract 128 must be applied in all financial statements prepared for fiscal periods beginning on or after the date of implementation of AcG-13. The consensus requires that, with certain exceptions, a freestanding derivative financial instrument that gives rise to a financial asset or financial liability and is entered into for trading or speculative purposes, or that does not qualify for hedge accounting under AcG-13, should be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in income.

        The Company is in the process of assessing the impact of AcG-13 and EIC Abstract 128, the final outcome of which will reflect the financial instruments in place at the date of adoption.

        EIC Draft Abstract D-25, Accounting for Severance and Termination Benefits.    In January 2003, the EIC issued Draft Abstract D-25 which addresses the various types of severance and termination benefits related to the termination of an employee's services prior to normal retirement. Although issued as a draft, the accounting treatment must be applied prospectively to exit or disposal activities initiated after December 31, 2002. When finalized, the Draft Abstract will harmonize Canadian GAAP on this issue with U.S. GAAP.

        EIC Draft Abstract D-26, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring).    Also in January 2003, the EIC issued Draft Abstract D-26, which addresses the accounting for costs associated with exit or disposal activities, including costs incurred in a restructuring. When finalized, the Draft Abstract will harmonize Canadian GAAP on this issue with U.S. GAAP. The Draft Abstract addresses costs including, but not limited to:

  •
  termination benefits provided to current employees whose employment is involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract;

  •
  costs to terminate contracts other than capital leases; and

  •
  costs to consolidate facilities or relocate employees.

        The Draft Abstract requires that a liability for a cost associated with an exit activity or disposal activity be recognized and measured initially at fair value in the period in which the liability is incurred. The new guidance differs from previously existing GAAP in that, under previous GAAP, an entity could accrue for costs associated with exit or disposal activities when management had a formal plan in place and the costs could be reasonably estimated. The new GAAP will defer recognition of those liabilities until the costs have been incurred.

        The Draft Abstract is effective for all exit or disposal activities initiated after December 31, 2002.

Comparative Amounts

        Where necessary, certain amounts for 2001 have been reclassified to conform to the current year's presentation. In particular, the subtotals for "Earnings before interest, tax, depreciation, amortization and restructuring charges" and "Operating profit before amortization and restructuring charges" no longer appear on the face of the consolidated statement of earnings and retained earnings, and "Dividends declared on preference shares" is no longer charged to "Earnings from continuing operations." These changes in presentation had no effect on "Earnings attributable to common shares" or "Earnings per common share."

NOTE 2: EFFECT OF ADOPTION OF ACCOUNTING STANDARDS ON GOODWILL AND OTHER INTANGIBLE ASSETS

        In July 2001, the CICA issued Handbook Section 1581 ("CICA 1581") and Handbook Section 3062 ("CICA 3062"). CICA 1581 requires the use of the purchase method of accounting for all business combinations, and also refines the definition of intangible assets acquired in a business combination. As a result, the purchase price allocation of future business combinations may be different than the allocation that would have resulted under the old rules. The Company has adopted CICA 1581 for all business combinations that have occurred subsequent to June 30, 2001.

        CICA 3062, effective January 1, 2002, eliminates the amortization of goodwill and identifiable intangible assets with indefinite useful lives. Such assets, however, are subject to tests for impairment, with such tests based upon comparing carrying values to their fair values at least annually or when certain conditions arise. This fair value-based approach to impairment differs from the previous approach, under which impairment was determined by comparing net carrying amounts to net recoverable amounts. The transitional provisions of CICA

3062 require that for business combinations that occurred before July 1, 2001, the carrying amount of acquired intangible assets that do not meet the criteria of CICA 1581 be reclassified to goodwill. Accordingly, in connection with the adoption of CICA 3062, the Company reclassified $66 million of intangible assets, previously identified as workforce, and the related deferred tax liability of $20 million to goodwill (see Note 10).

        The transitional provisions of CICA 3062 also require that the Company perform an initial impairment test as of January 1, 2002. During the first quarter of 2002, as a result of that transitional impairment test and the adoption of the provisions of this new accounting standard, the Company recorded pre-tax reductions in the carrying amounts of identifiable intangible assets with indefinite useful lives of $26 million and goodwill of $50 million related to a unit in its scientific and healthcare segment. Additionally, during the second quarter of 2002, the Company recorded a transitional impairment charge of $116 million after-tax in connection with the application of CICA 3062 by Bell Globemedia Inc. ("BGM"), an equity method investee. These non-cash charges, which total $183 million after taxes, were applied to the opening balance of retained earnings.

        Fair value was determined for the Company's reporting units based on a combination of various techniques, including the present value of future cash flows and earnings multiples of competitors. Fair value for intangible assets with indefinite useful lives was determined using an income approach, the relief from royalties method.

        In accordance with CICA 3062, effective January 1, 2002, Thomson no longer amortizes goodwill or identifiable intangible assets with indefinite useful lives and has reevaluated the remaining useful lives of identifiable intangible assets with finite lives. The following presents the pro forma effect of CICA 3062 as if it had been adopted as of January 1, 2001.

	Year ended December 31, 2001
	Earnings attributable to common shares	Basic and diluted earnings per common share
Reported amounts	749	$1.19
Adjust:
Amortization	186	0.30
Tax effect of amortization reduction	(13)	(0.02)
Reduction in equity in net losses of associates, net of tax	21	0.03

Adjusted amounts	943	$1.50

NOTE 3: NET INTEREST EXPENSE AND OTHER FINANCING COSTS

	Year ended December 31
	2002	2001
Interest income	12	20
Interest on short-term indebtedness	(10)	(25)
Interest on long-term debt	(293)	(231)

	(291)	(236)

        Interest paid on short-term indebtedness and long-term debt during 2002 was $282 million (2001 — $217 million) and interest received during 2002 was $11 million (2001 — $20 million).

NOTE 4: INCOME TAXES

        The components of income (loss) from continuing operations before provision for income taxes and equity in net losses of associates are as follows:

	Year ended December 31
	2002	2001
Canada	(239)	(127)
U.S. and other jurisdictions	1,138	1,029

Total	899	902

The provision for income taxes consists of:
Canadian income taxes:
Current	1	1
Deferred	1	75

Total Canadian	2	76

U.S. and other jurisdictions' income taxes:
Current	90	92
Deferred	100	—

Total U.S. and other jurisdictions	190	92

Total worldwide	192	168

        The tax effects of the significant components of temporary differences giving rise to the Company's deferred income tax assets and liabilities at December 31 are as follows:

	2002	2001
Acquisition reserves	53	103
Accrued expenses	185	212
Financial instruments	64	95
Investments	59	17
Tax loss and credit carryforwards	502	344
Other	138	133

Total deferred tax asset	1,001	904
Valuation allowance	(540)	(349)

Net deferred tax asset	461	555
Intangible assets	(1,504)	(1,552)
Fixed assets	(255)	(150)
Other	(255)	(292)

Total deferred tax liability	(2,014)	(1,994)

Net deferred tax liability	(1,553)	(1,439)

        The net deferred liability of $1,553 million is comprised of net current deferred tax assets of $215 million (2001 — $248 million) and net long-term deferred tax liabilities of $1,768 million (2001 — $1,687 million).

        The increase in the valuation allowance from 2001 to 2002 primarily relates to additional Canadian net operating losses sustained in 2002.

        The following is a reconciliation of income taxes calculated at the Canadian corporate tax rate of 38.6% (2001 — 40.2%) to the income tax provision:

	2002	2001
Earnings before taxes(1)	899	902

Income taxes at the Canadian corporate tax rate	347	363
Differences attributable to:
Non-deductible goodwill amortization	—	43
Effect of income recorded at rates lower than the Canadian tax rate	(217)	(195)
Net increase in valuation allowance	78	20
Adjustment to prior year provision	(7)	(23)
Effect of tax-free disposal of business	—	(24)
Other, net	(9)	(16)

Income tax provision on continuing operations	192	168

(1)
Represents earnings from continuing operations before equity in losses of associates and income taxes.

        The Company's tax provision is impacted by the geographical mix of earnings before taxes, and also by the impact of various tax strategies relating to our operating and financing subsidiaries outside Canada.

        At December 31, 2002, the Company had Canadian tax loss carryforwards of $855 million, and tax loss carryforwards in other jurisdictions of $337 million. The Canadian tax loss carryforwards will expire, if not utilized, as follows: 2003 — $62 million; 2004 — $60 million; and the majority of the remainder in 2007 through 2009. The majority of the tax loss carryforwards from other jurisdictions may be carried forward indefinitely. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. Additionally, the Company had other tax credit carryforwards of $33 million, which may be carried forward indefinitely.

        The total amount of undistributed earnings of non-Canadian subsidiaries for income tax purposes was approximately $3.8 billion at December 31, 2002. A portion of such undistributed earnings can be remitted to Canada tax free. Where tax free remittance of undistributed earnings is not possible, it is the Company's intention to reinvest such undistributed earnings and thereby indefinitely postpone their remittance. Accordingly, no provision has been made for withholding taxes or Canadian income taxes that may become payable if undistributed earnings from non-Canadian subsidiaries were paid as dividends to the Company. The additional taxes on that portion of the undistributed earnings, which is available for dividends, are not practicably determinable.

NOTE 5: EARNINGS PER COMMON SHARE

        In accordance with the revised CICA Handbook Section 3500, Earnings per Share, the Company uses the treasury stock method to calculate diluted earnings per common share. Basic earnings per common share are calculated by dividing earnings attributable to common shares by the weighted average number of common shares outstanding during the period. Diluted earnings per common share are calculated using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options and other securities.

        Earnings used in determining earnings per common share from continuing operations are presented below. Earnings used in determining earnings per common share from discontinued operations are the earnings from discontinued operations as reported within the consolidated statement of earnings and retained earnings.

	2002	2001
Earnings from continuing operations	606	684
Dividends declared on preference shares	(19)	(27)

Earnings from continuing operations attributable to common shares	587	657

        The weighted average number of common shares outstanding, as well as a reconciliation of the weighted average number of common shares outstanding used in the basic earnings per common share computation to the weighted average number of common shares outstanding used in the diluted earnings per common share computation, is presented below.

	2002	2001
Basic	641,038,900	627,747,972
Effect of stock and other incentive plans	436,272	491,494

Diluted	641,475,172	628,239,466

NOTE 6: ACCOUNTS RECEIVABLE ALLOWANCES

        The change in the valuation allowances related to accounts receivable is as follows:

	2002	2001
Balance at beginning of year	381	285
Charged to expense	451	425
Write-offs	(463)	(387)
Other	3	58

Balance at end of year	372	381

        Other includes additions from acquisitions, net of reductions from disposals, and the impact from foreign currency translation.

        The Company is exposed to normal credit risk with respect to its accounts receivable. To mitigate this credit risk, the Company follows a program of customer credit evaluation and maintains provisions for potential credit losses. The Company has no significant exposure to any single customer.

NOTE 7: INVENTORIES

        Inventories consist of the following:

	2002	2001
Raw materials	40	45
Work in process	34	32
Finished goods	213	179

	287	256

NOTE 8: PROPERTY AND EQUIPMENT

        Property and equipment consist of the following:

	2002	2001
Land, buildings and building improvements	481	470
Furniture, fixtures and equipment	843	786
Computer hardware	1,057	1,109
Internal-use computer software	1,163	1,019

	3,544	3,384
Accumulated depreciation	(1,996)	(1,832)

	1,548	1,552

        Fully depreciated assets are retained in asset and accumulated depreciation accounts until such assets are removed from service. In the case of disposals, assets and related accumulated depreciation amounts are removed from the accounts, and the net amounts, less proceeds from disposals, are included in income. The depreciation charge in 2002 was $542 million (2001 — $476 million), of which $195 million (2001 — $148 million) represented amortization of capitalized internal-use computer software.

NOTE 9: IDENTIFIABLE INTANGIBLE ASSETS

        The following table presents the details of identifiable intangible assets as at December 31, 2002 and 2001.

As at December 31, 2002	Gross identifiable intangible assets	Accumulated amortization	Net identifiable intangible assets
Finite useful lives:
Tradenames	230	(53)	177
Customer relationships	1,699	(406)	1,293
Databases and content	1,175	(293)	882
Publishing rights	1,739	(497)	1,242
Other	137	(35)	102

	4,980	(1,284)	3,696
Indefinite useful lives:
Tradenames	1,183	(166)	1,017

	6,163	(1,450)	4,713

As at December 31, 2001	Gross identifiable intangible assets	Accumulated amortization	Net identifiable intangible assets
Finite useful lives:
Tradenames	195	(33)	162
Customer relationships	1,615	(299)	1,316
Databases and content	1,100	(200)	900
Publishing rights	1,732	(401)	1,331
Other	219	(59)	160

	4,861	(992)	3,869
Indefinite useful lives:
Tradenames	1,220	(168)	1,052

	6,081	(1,160)	4,921

        The amortization charge in 2002 was $288 million (2001 — $257 million).

        As at December 31, 2002, the weighted average amortization life based upon the gross balance of the identifiable intangible assets with finite useful lives is approximately 17 years.

        Publishing rights relate to certain historical acquisitions and are comprised of the cumulative value of tradenames, imprints and titles, databases and other intangible assets. These intangible assets are amortized over a weighted average useful life, which approximates 30 years.

NOTE 10: GOODWILL

        The following table presents net goodwill by business segment for the years ended December 31, 2002 and 2001.

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and other	Total
Balance at December 31, 2000	2,971	1,200	1,650	273	77	6,171
Acquisitions	300	1,790	81	45	—	2,216
Disposals	—	(30)	(29)	(10)	(1)	(70)
Adjusted purchase price allocations	(48)	(17)	(64)	5	1	(123)
Current year amortization	(97)	(27)	(46)	(10)	(7)	(187)
Translation and other, net	(48)	(16)	(35)	1	(6)	(104)

Balance at December 31, 2001	3,078	2,900	1,557	304	64	7,903
Acquisitions	41	30	2	109	—	182
Disposals	—	—	—	—	(2)	(2)
Transfer assembled workforce, net of tax (note 2)	37	9	—	—	—	46
Transitional impairment	—	—	—	(50)	—	(50)
Adjusted purchase price allocations	(17)	(52)	(30)	(11)	—	(110)
Translation and other, net	—	67	29	2	9	107

Balance at December 31, 2002	3,139	2,954	1,558	354	71	8,076

        The adjusted purchase price allocations primarily relate to updated valuations of identifiable intangible assets for certain acquisitions as well as to the reversal of certain acquisition-related liabilities no longer required.

        In accordance with CICA 3062, there was no amortization charge in 2002 (2001 — $187 million).

NOTE 11: CAPITALIZED SOFTWARE INTENDED TO BE MARKETED

	2002	2001
Capitalized software	123	115
Accumulated amortization	(69)	(55)

	54	60

        The amortization charge in 2002 was $25 million (2001 — $25 million).

NOTE 12: FINANCIAL INSTRUMENTS

Carrying Amounts

        Amounts recorded in the consolidated balance sheet are referred to as "carrying amounts" and are based on period-end exchange rates, as applicable.

        For non-U.S. dollar denominated debt which is hedged into U.S. dollars by derivative contracts, the primary debt-carrying amounts are reflected in "Long-term debt" in the consolidated balance sheet. The related payables arising from the translation gains and losses on the derivative contracts, which effectively offset the losses and gains on translation of the primary debt, are included within "Other non-current liabilities" and "Accounts payable and accruals" in the consolidated balance sheet, as appropriate.

Fair Values

        The fair values of cash and cash equivalents, accounts receivable, short-term indebtedness and accounts payable approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt, including the current portion, is estimated based on either quoted market prices for similar issues or current rates offered to Thomson for debt of the same maturity. The fair values of interest rate swaps and forward contracts are estimated based upon discounted cash flows using applicable current market rates. The fair values of the foreign exchange contracts reflect the estimated amounts at which the Company would have to settle all outstanding contracts on December 31. The fair values of publicly traded long-term investments are based on quoted market prices. The fair values of privately held long-term investments are estimated by management. The fair values represent point-in-time estimates that may not be relevant in predicting the Company's future earnings or cash flows.

Credit Risk

        Thomson attempts to minimize its credit exposure on derivative contracts by entering into transactions only with counterparties that are major investment-grade international financial institutions.

        The Company places its cash investments with high-quality financial institutions and limits the amount of exposure to any one institution. At December 31, 2002, a significant portion of the Company's cash was on deposit with five such institutions.

Short-term Indebtedness

        Short-term indebtedness is principally comprised of $302 million (2001 — $600 million) of commercial paper. The average interest rate on this debt was 2.2% (2001 — 2.3%) after accounting for hedging arrangements.

Long-term Debt

        The following is a summary of long-term debt:

	Carrying amount			Fair value
As at December 31, 2002	Primary debt instruments	Currency swap instruments	Hedged debt	Primary debt instruments	Currency swap instruments	Hedged debt
Bank and other	108	—	108	108	—	108
7.70% Debentures, due 2003	159	37	196	165	30	195
9.15% Debentures, due 2004	159	23	182	171	5	176
7.95% Debentures, due 2005	159	27	186	175	8	183
6.20% Debentures, due 2006	159	7	166	168	16	184
7.15% Debentures, due 2006	159	26	185	173	7	180
6.50% Debentures, due 2007	159	21	180	170	4	174
6.55% Medium-term notes, due 2007	285	11	296	307	25	332
6.90% Medium-term notes, due 2008	254	6	260	277	20	297
6.85% Medium-term notes, due 2011	254	—	254	272	21	293
5.75% Notes, due 2008	400	—	400	432	—	432
6.20% Notes, due 2012	700	—	700	759	—	759
Floating rate notes	125	—	125	125	—	125
Private placements, due 2003-2010	475	—	475	536	—	536
Redeemable preference shares (Note 22)	250	—	250	261	—	261

	3,805	158	3,963	4,099	136	4,235
Current portion	(318)	(37)	(355)

	3,487	121	3,608

	Carrying amount			Fair value
As at December 31, 2001	Primary debt instruments	Currency swap instruments	Hedged debt	Primary debt instruments	Currency swap instruments	Hedged debt
Bank and other	590	2	592	590	10	600
7.90% Debentures, due 2002	157	53	210	163	45	208
7.70% Debentures, due 2003	157	39	196	168	26	194
9.15% Debentures, due 2004	157	25	182	175	2	177
7.95% Debentures, due 2005	157	29	186	172	10	182
6.20% Debentures, due 2006	157	9	166	163	10	173
7.15% Debentures, due 2006	157	28	185	167	12	179
6.50% Debentures, due 2007	157	23	180	161	12	173
6.55% Medium-term notes, due 2007	283	13	296	291	12	303
6.90% Medium-term notes, due 2008	251	9	260	260	6	266
6.85% Medium-term notes, due 2011	251	3	254	252	7	259
6.20% Notes, due 2012	700	—	700	674	—	674
Floating rate notes	125	—	125	125	—	125
Private placements, due 2002-2010	575	—	575	612	—	612
Redeemable preference shares (Note 22)	250	—	250	250	—	250

	4,124	233	4,357	4,223	152	4,375
Current portion	(473)	(56)	(529)

	3,651	177	3,828

        The floating rate notes will mature on March 20, 2003 and are subject to extension by the holders for additional one-year periods from March 20, 2003 to March 22, 2004 and from March 22, 2004 to March 21, 2005. Interest, which is payable quarterly, is equal to US$ LIBOR plus (i) 0.45% for the period from issuance through

March 19, 2003, (ii) 0.55% for the period from March 20, 2003 through March 21, 2004, and (iii) 0.65% for the period from March 22, 2004 through March 20, 2005.

        Bank and other debt at December 31, 2002 is primarily denominated in foreign currencies, whereas the amount at December 31, 2001 was primarily U.S. dollar denominated. The debentures and medium-term notes are Canadian dollar denominated and are fully hedged into U.S. dollars. The 5.75% Notes, 6.20% Notes, floating rate notes, private placements and redeemable preference shares are U.S. dollar denominated. After taking account of hedging arrangements, the carrying amount of long-term debt, all of which is unsecured, is denominated in the following currencies:

	2002	2001
U.S. dollar	3,886	4,231
Other currencies	77	126

	3,963	4,357

        Maturities of long-term debt in each of the next five years and thereafter are: $318 million in 2003, $358 million in 2004, $284 million in 2005, $617 million in 2006, $545 million in 2007 and $1,683 million thereafter. Maturities of long-term debt after accounting for hedges in each of the next five years and thereafter are: $355 million in 2003, $382 million in 2004, $311 million in 2005, $651 million in 2006, $576 million in 2007 and $1,688 million thereafter.

        At December 31, 2002, undrawn and available bank facilities, which include a revolving credit facility expiring August 2004, amounted to $1,086 million.

        In January 2002, Thomson issued $400 million of U.S. dollar denominated principal amount unsecured notes due February 1, 2008 bearing an annual rate of interest of 5.75%, payable semi-annually. The net proceeds of $397 million were principally used to repay existing indebtedness, which created sufficient credit availability under existing bank facilities for the Company to cancel its $1,500 million bridge loan facility in January 2002.

Interest Rate Risk Exposures

        Thomson enters into interest rate swap agreements to reduce the impact of changes in interest rates. Upon issuance, the Company converts certain fixed rate non-U.S. dollar denominated debt to U.S. dollar floating rate debt via the use of currency swap instruments. The use of interest rate swaps then converts the debt back to fixed rates. The notional amount of interest rate swap agreements is used to measure interest to be paid or received and does not represent the amount of exposure to credit loss. The fair value of interest rate swap agreements as at December 31, 2002 was $87 million in favor of the counterparties (2001 — $75 million in favor of the counterparties). The Company's notional amounts of interest rate swaps related to long-term debt as at December 31, 2002 are summarized as follows:

	Maturing in:
	Less than 1 year	1 to 5 years	Total
Notional amounts of interest rate swaps	435	618	1,053

        After taking account of hedging arrangements, the fixed and floating rate mix of long-term debt is as follows:

	2002	Average interest rate	% Share	2001	Average interest rate	% Share
Total fixed	3,871	6.5%	98%	3,760	6.6%	86%
Total floating	92	4.3%	2%	597	3.7%	14%

	3,963	6.4%	100%	4,357	6.2%	100%

        Including the effect of short-term indebtedness, the proportion of fixed to floating rate debt is 91% to 9%, respectively. Floating interest rate long-term debt is LIBOR-based and, consequently, interest rates are reset periodically.

Hedges of Net Investments in Foreign Affiliates

        During 2001 Thomson closed out a forward exchange contract that had been in place to hedge investments in Japanese yen denominated net assets. The difference of $4 million between the carrying value and the cash received for settling the contract increased the cumulative translation adjustment account.

Foreign Exchange Contracts

        Thomson uses foreign exchange contracts to manage foreign exchange risk. Generally, foreign exchange contracts are designated for existing assets and liabilities, firm commitments or anticipated transactions that are expected to occur in less than one year.

        At December 31, 2002, the fair value of foreign exchange contracts was approximately $1 million in favor of counterparties (2001 — $1 million in favor of Thomson), and consisted of foreign exchange contracts with gains of $1 million (2001 — $2 million) and losses of $2 million (2001 — $1 million).

Investments

        At December 31, 2002, investments accounted for using the equity method had a carrying amount of $297 million (2001 — $501 million), of which $202 million (2001 — $380 million) represents the Company's investment in BGM (see Note 22). These investments did not have market quotations. Losses from equity method investments were $101 million in 2002 (2001 — $50 million), of which $81 million represented writedowns of investments to reflect current estimates of fair value. Of the $81 million, $67 million related to the Company's share of a writedown of goodwill recorded by BGM in the fourth quarter. During the second quarter, the Company also recorded a transitional impairment charge of $116 million for BGM in connection with the initial adoption of CICA 3062 by BGM. This amount was recorded directly to retained earnings, as it related to the initial adoption of the standard. As discussed in Note 26, in February 2003, the Company entered into an agreement to sell its interest in BGM to a company that is owned by the Thomson family.

        Investments accounted for using the cost method totaled $57 million (2001 — $126 million). During 2002 and 2001, Thomson determined that certain of its cost method investments had experienced losses in value that were other than temporary. A reduction in the carrying values of those investments of $54 million (2001 — $100 million) for the year ended December 31, 2002 is included in "Net (losses) gains on disposals of businesses and investments" in the consolidated statement of earnings and retained earnings.

        The investments accounted for under both the equity and cost methods are included in "Other non-current assets" in the consolidated balance sheet.

NOTE 13: PREFERENCE SHARE CAPITAL

	2002		2001
	Number of shares	Stated capital	Number of shares	Stated capital
Series II	6,000,000	110	6,000,000	110
Series V	18,000,000	332	18,000,000	332

		442		442

        The authorized preference share capital of Thomson is an unlimited number of preference shares without par value. The directors are authorized to issue preference shares without par value in one or more series, and to determine the number of shares in, and terms attaching to, each such series.

Series II, Cumulative Redeemable Preference Shares

        The Series II preference shares are non-voting and are redeemable at the option of Thomson for Cdn$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares. The total number of authorized Series II preference shares is 6,000,000.

Series V, Cumulative Redeemable Preference Shares

        The Series V preference shares are non-voting and were redeemable at the option of Thomson on January 2, 2002 for Cdn$25.00 per share and are redeemable thereafter for Cdn$25.50, together with accrued dividends. Through January 1, 2002, dividends were payable quarterly at Cdn$1.25 per share per annum. Beginning January 1, 2002, dividends are payable monthly at a rate which floats in relation to changes in both the Canadian bank prime rate and the calculated trading price of the Series V preference shares. In no event, however, will the annual floating dividend rate applicable for a month be less than 50% of prime or greater than prime. The total number of authorized Series V preference shares is 18,000,000.

        In February 2003, the Company exercised its right to redeem all outstanding shares of the Series V preference shares with a redemption date of April 14, 2003. The shares will be redeemed at a price of Cdn$25.50 in addition to any accrued and unpaid dividends up to, but not including, the redemption date.

        The Series II and Series V Cumulative Redeemable Preference Shares rank between themselves equally and ratably without preference or priority with respect to the payment of dividends or the return of capital on the liquidation, dissolution or winding-up of the Company.

NOTE 14: COMMON SHARE CAPITAL AND DIVIDENDS

Common Share Issuance

        On June 12, 2002, the Company's common stock was listed on the New York Stock Exchange. On June 14, 2002, the Company and its principal shareholder, The Woodbridge Company Limited ("Woodbridge"), completed a public offering of 32,051,284 common shares (the "offering") at a price of $31.20 per share. The offering included 14,615,385 common shares newly issued by the Company and 17,435,899 common shares held by Woodbridge. Proceeds to the Company from the offering, net of the underwriting commission and expenses, of $437 million were used for general corporate purposes including the repayment of indebtedness. The Company did not receive any proceeds from the sale of common shares by Woodbridge. At December 31, 2002, the Thomson family, through Woodbridge and its affiliates, owns approximately 69% of the common shares of the Company. The expenses incurred from the offering were divided equally between the Company and Woodbridge, other than the underwriting commission, which was allocated among the Company and Woodbridge based upon the proportionate share of the proceeds from the offering received by each party.

Thomson Common Shares

	2002		2001
	Number of shares	Stated capital	Number of shares	Stated capital
Balance at beginning of year	630,740,649	1,756	625,764,085	1,593
Issued under offering	14,615,385	437	—	—
Issued under Dividend Reinvestment Plan ("DRIP")	5,771,650	168	4,876,564	160
Issued from stock option exercise	22,800	1	100,000	3
Redemption of related Thomson PLC shares	—	—	—	—
Redemption of Thomson PLC "A" ordinary shares	—	(1)	—	—
Woodbridge issuance (note 22)	431,503,802	1,102	—	—
Woodbridge redemption (note 22)	(431,503,802)	(1,102)	—	—

Balance at end of year	651,150,484	2,361	630,740,649	1,756

        The common shares, which have no par value, are voting shares. The authorized common share capital of Thomson is an unlimited number of shares.

        Holders of the common shares may participate in the DRIP under which cash dividends are automatically reinvested in new common shares having a value equal to the cash dividend. Such shares are valued at the weighted average price at which the common shares traded on The Toronto Stock Exchange during the five trading days immediately preceding the record date for such dividend.

Thomson PLC Common Shares

        At December 31, 2001, holders of 5,574,476 of Thomson common shares also held the same number of related common shares of The Thomson Corporation PLC ("Thomson PLC") with a par value of one sterling penny each. The holders of these shares had the alternative to receive their dividends in pounds sterling from Thomson PLC. During 2002, all of the related Thomson PLC shares were redeemed at par for less than $0.1 million in aggregate, concurrent with the common share issuance.

Thomson PLC "A" Ordinary Shares

        During 2002, all of the Thomson PLC "A" ordinary shares were redeemed at par for $0.6 million in aggregate, concurrent with the common share issuance. Thomson PLC issued these 10,982,764 "A" ordinary shares in 2000 with a par value of four sterling pence each to Woodbridge out of 15 million shares available to be issued (see Note 22). Such shares were entitled to 5% of the votes at general meetings of the shareholders of Thomson PLC and could be redeemed by Thomson PLC at any time after January 1, 2004 at their par value. Dividends on these shares ranked pari passu with dividends on the ordinary shares of Thomson PLC and could not exceed 5% of the par value thereof, and the holder could not receive by way of payment on winding-up or return of capital an amount in excess of such par value.

        Included in the 2001 stated capital of Thomson is $0.7 million related to the Thomson PLC common and "A" ordinary shares.

Dividends

        Dividends on the Thomson common shares are declared and payable in U.S. dollars. Dividends declared per common share in 2002 were 70.5 cents (2001 — 70.0 cents). Equivalent dividends of 24.1757 pence (2001 — 48.5674 pence) were paid per related common share of Thomson PLC up to the date of redemption of such shares. Shareholders also have the option of receiving dividends on the Thomson common shares in equivalent Canadian funds or pounds sterling.

        In the consolidated statement of cash flow, dividends paid on common shares are shown net of $19 million (2001 — $10 million) reinvested in common shares issued under the DRIP and $149 million (2001 — $150 million) reinvested through private placements of common shares with the Company's major shareholders. These private placements, together with the DRIP, satisfied the commitment of the Company's major shareholders to participate in the DRIP for at least 50% of the dividends declared on the Thomson common shares directly and indirectly owned by them. The Company's major shareholders acquired these common shares on the same terms and conditions under which Thomson issues common shares to shareholders participating in the DRIP.

NOTE 15: EMPLOYEE FUTURE BENEFITS

        Thomson sponsors both defined benefit and defined contribution employee future benefit plans covering substantially all employees. Costs for all future employee benefits are accrued over the periods in which employees earn the benefits.

Defined Benefit Plans

        Thomson sponsors defined benefit plans providing pension and other post-retirement benefits to covered employees. Net periodic pension expense for employee future benefits is actuarially determined using the projected benefit method.

        The following significant weighted average actuarial assumptions were employed to determine the net periodic pension and post-retirement plans' expense and the accrued benefit obligations:

	Pensions		Other post-retirement plans
	2002	2001	2002	2001
Assumptions used to determine net periodic pension expense:
Expected long-term rate of return on plan assets	8.2%	8.9%	N/A	N/A
Discount rate	6.8%	7.2%	7.2%	7.7%
Rate of compensation increase	4.9%	4.8%	5.6%	5.6%
Assumptions used to determine benefit obligation:
Discount rate	6.3%	6.8%	6.7%	7.2%
Rate of compensation increase	4.7%	4.9%	5.2%	5.6%

        The Company's net defined benefit plan (income) expense is comprised of the following elements:

	Pensions				Other post-retirement plans
	Funded		Unfunded
	2002	2001	2002	2001	2002	2001
Current service cost	30	29	4	3	1	1
Interest cost	95	93	9	8	7	6
Expected return on plan assets	(134)	(140)	—	—	—	—
Amortization of net transition obligation	3	2	—	—	—	—
Amortization of net actuarial gains	(3)	(3)	—	—	(1)	(2)
Amortization of prior service cost	—	1	1	1	—	—
Non-routine events	—	9	—	5	—	(1)
Change in valuation allowance provided against accrued benefit asset	(32)	(5)	—	—	—	—

Net defined benefit plan (income) expense	(41)	(14)	14	17	7	4

        The non-routine events for 2001 included a curtailment charge of $6 million and a special termination charge of $3 million with respect to funded pension plans, and a $5 million settlement charge with respect to unfunded pension plans. All of these charges related to the sale of The Globe and Mail and other Thomson Newspapers operations (see Notes 22 and 23).

        The non-routine events recorded in 2001 in connection with other post-retirement plans consist of a curtailment gain of $1 million related to the sale of The Globe and Mail and other Thomson Newspapers operations (see Notes 22 and 23).

        The following information summarizes activity in all of the pension and other post-retirement benefit plans for the Company:

	Pensions				Other post-retirement plans
	Funded		Unfunded
	2002	2001	2002	2001	2002	2001
Benefit obligation
Beginning benefit obligation	1,414	1,326	121	85	93	78
Current service cost	30	29	4	3	1	1
Interest cost	95	93	9	8	7	6
Plan participants' contributions	3	4	—	—	1	—
Actuarial losses	99	40	8	9	33	11
Non-routine events	2	(21)	(2)	15	—	(1)
Acquisitions, net	—	40	8	6	—	5
Benefits paid	(73)	(77)	(6)	(4)	(9)	(7)
Translation adjustments	62	(20)	—	(1)	—	—

Ending benefit obligation	1,632	1,414	142	121	126	93

Plan assets
Beginning fair value of plan assets	1,468	1,750	—	—	—	—
Actual loss on plan assets	(80)	(203)	—	—	—	—
Employer contributions	149	10	6	4	8	7
Plan participants' contributions	6	4	—	—	1	—
Benefits paid	(73)	(77)	(6)	(4)	(9)	(7)
Acquisitions, net	—	8	—	—	—	—
Translation adjustments	62	(24)	—	—	—	—

Ending fair value of plan assets	1,532	1,468	—	—	—	—

Funded status — (deficit) surplus	(100)	54	(142)	(121)	(126)	(93)
Unamortized net actuarial loss (gain)	478	158	17	9	22	(12)
Unamortized past service costs	6	4	6	9	—	—
Unamortized net transitional asset	(3)	—	—	—	—	—
Fourth quarter activity	1	1	2	2	2	2

Accrued benefit asset (liability)	382	217	(117)	(101)	(102)	(103)
Valuation allowance	—	(32)	—	—	—	—

Accrued benefit asset (liability), net of valuation allowance	382	185	(117)	(101)	(102)	(103)

        The unfunded plans referred to above consist of supplemental executive retirement plans ("SERP") for eligible executives. Thomson funds these plans through insurance contracts, which are excluded from plan assets in accordance with CICA Handbook Section 3461. The cash surrender values of insurance contracts used to fund the SERPs total $33 million at December 31, 2002 and are included in "Other non-current assets" in the Company's consolidated balance sheet.

        The benefit obligations of funded plans that had benefit obligations that exceeded plan assets at December 31, 2002 were $1,346 million (2001 — $369 million). These plans had related fair values of plan assets of $1,220 million (2001 — $340 million). While these plans are not considered fully funded for financial reporting purposes, they are adequately funded under the applicable statutory funding rules and regulations governing the particular plans.

        The average healthcare cost trend rate used was 10.0%, which is reduced 0.83% per year until 2008. A 1% change in the trend rate would result in an increase or decrease in the benefit obligation for post-retirement benefits of approximately 10% at December 31, 2002.

Defined Contribution Plans

        The Company and its subsidiaries sponsor various defined contribution savings plans that have provisions for company-matching contributions. Total expense related to defined contribution plans was $63 million in 2002 (2001 — $62 million).

NOTE 16: CONTINGENCIES, COMMITMENTS AND GUARANTEES

Claims and Legal Actions

        At December 31, 2002, certain lawsuits and other claims in the normal course of business were pending against Thomson. While the outcome of these matters is subject to future resolution, management's evaluation and analysis of such matters indicates that, individually and in the aggregate, the probable ultimate resolution of such matters will not have a material effect on the Company's consolidated financial statements.

Leases

        The Company has entered into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. Operating lease payments in 2002 were $239 million (2001 — $193 million). With certain leases, the Company guarantees a portion of the residual value loss, if any, incurred by the lessors in disposing of the assets, or in restoring a property to a specified condition after completion of the lease period. The Company believes, based upon current facts and circumstances, that the likelihood of a material payment pursuant to such guarantees is remote.

Business Combinations, Investments and Joint Ventures

        The Company has obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed to at the time of purchase. Known payments have been accrued. The Company believes that any additional payments would not have a material impact on the consolidated financial statements.

        The Company has investments in two limited partnerships. Under the terms of the limited partnership agreements, the Company is required to provide additional capital contributions of up to $15 million to such limited partnerships upon written request from the general partners. Additionally, the Company is a party to a joint venture agreement that requires the Company to contribute a maximum of $13 million over the next two years conditional upon the attainment of certain operational milestones of the joint venture.

        In connection with the disposal of certain businesses, the Company guarantees the recoverability of certain assets or limits on certain liabilities to the purchaser. The Company believes, based upon current facts and circumstances, that the likelihood of a material payment pursuant to such guarantees is remote. In connection with one disposition, the Company has guaranteed certain obligations up to a maximum of $24 million. At this time, it is estimated that the Company will be required to pay $7 million of the maximum amount, and the Company has accrued this estimate within "Other non-current liabilities" within the consolidated balance sheet.

Other Commitments

        At December 31, 2002 the Company has various unconditional purchase obligations. These obligations are for materials, supplies and services incident to the ordinary conduct of business.

        The following table presents a summary of the Company's commitments as of December 31, 2002 for the years indicated:

(millions of U.S. dollars)	2003	2004	2005	2006	2007	Thereafter	Total
Operating lease payments	200	178	150	118	106	283	1,035
Capital commitments to joint venture	9	4	—	—	—	—	13
Unconditional purchase obligations	113	63	23	10	—	—	209
Capital commitments to investees(1)	15	—	—	—	—	—	15

Total	337	245	173	128	106	283	1,272

(1)
Payable upon demand by the investees.

NOTE 17: RESTRUCTURING CHARGES

        During the first quarter of 2002, the Company completed restructuring activities pertaining to strategic initiatives undertaken by Thomson in the prior year to improve operational and administrative efficiencies within the Legal and Regulatory group and Thomson Media.

        During 2001, the Company recorded restructuring charges of $30 million. In connection with the integration of the acquired select businesses of Harcourt General Inc. ("Harcourt") into the Learning group, $20 million of charges were recorded, while an additional $2 million of charges were incurred for the reorganization of certain magazine operations within the Scientific and Healthcare group. The remaining $8 million resulted from additional spending in the Legal and Regulatory group on strategic initiatives previously approved.

        The following table presents an analysis of the total charges incurred by group:

	2002	2001
Legal & Regulatory	4	8
Learning	—	20
Scientific & Healthcare	—	2
Corporate and other	2	—

	6	30

        The following table presents the activity in and balances of the restructuring liability accounts, included in "Accounts payable and accruals" and "Other non-current liabilities" in the consolidated balance sheet, from January 1, 2001 through December 31, 2002:

		2001 activity			2002 activity
Type of cost	Balance 01/01/01	Charges	Utilization	Balance 12/31/01	Charges	Utilization	Other	Balance 12/31/02
Severance	13	15	(17)	11	6	(14)	—	3
Contract cancellation costs	5	9	(2)	12	—	(6)	—	6
Other exit costs	1	6	(3)	4	—	(2)	(1)	1

	19	30	(22)	27	6	(22)	(1)	10

        Substantially all of the 2002 and 2001 restructuring charges recorded represented expected cash outlays.

NOTE 18: ACQUISITIONS AND DISPOSALS OF BUSINESSES AND INVESTMENTS

Acquisitions

        Businesses were acquired during the year for an aggregate cash consideration of $277 million (2001 — $2,355 million). All acquisitions have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. The details of net assets acquired are as follows:

	2002 total	Harcourt	Other	2001 total
Cash and cash equivalents	15	1	44	45
Accounts receivable	5	83	30	113
Inventories	2	20	4	24
Prepaid expenses and other current assets	8	8	6	14
Property and equipment	8	45	15	60
Identifiable intangible assets	107	371	63	434
Goodwill	182	1,972	244	2,216
Other non-current assets	—	25	—	25

Total assets	327	2,525	406	2,931

Accounts payable and accruals	(23)	(276)	(47)	(323)
Deferred revenue	(20)	(97)	(43)	(140)
Other non-current liabilities	(7)	(92)	(21)	(113)

Total liabilities	(50)	(465)	(111)	(576)

Net assets	277	2,060	295	2,355

Allocations related to certain acquisitions may be subject to adjustment pending final valuation.

        Aggregate cash consideration relating to investments in businesses totaled $10 million (2001 — $109 million). These investments are included in "Other non-current assets" in the consolidated balance sheet.

        Additionally, the Company recorded reserves related to acquisitions consummated during 2002 and 2001. Those reserves comprise the following costs:

	2001 activity			2002 activity
Type of cost			Balance 12/31/01				Balance 12/31/02
	Additions	Utilization		Additions	Utilization	Other
Severance and other employee-related costs	38	(10)	28	3	(17)	(6)	8
Lease cancellation and idle facility costs	20	(2)	18	3	(10)	—	11
Other exit costs	7	(2)	5	1	(2)	—	4

	65	(14)	51	7	(29)	(6)	23

        In connection with the 2001 acquisition of the Harcourt businesses, $52 million of acquisition reserves were established. Of this amount, $31 million related to severance and other employee-related costs, $17 million related to lease cancellation and idle facility costs, and $4 million related to other exit costs.

        The following summarizes major acquisitions:

Date	Company	Acquiring Market Group	Description
December 2002	Delphion	Scientific & Healthcare	A provider of full-text patent research information
August 2002	Current Drugs	Scientific & Healthcare	A provider of competitor intelligence services to the pharmaceutical industry
August 2002	Lawtel	Legal & Regulatory	A U.K.-based online legal current awareness provider
September 2001	NewsEdge Corporation	Legal & Regulatory	A provider of real-time news and information products and services to corporations and professional services firms worldwide
July 2001	Harcourt General Inc. (select businesses)	Learning; Legal & Regulatory	Higher education and lifelong learning businesses
June 2001	First Call Corporation (acquired 48% minority interest not previously owned by Thomson)	Financial	A provider of real-time, commingled broker research, analyst estimates, workflow and technology-based solutions

        The identifiable intangible assets acquired in acquisitions closed subsequent to July 1, 2001 are summarized as follows:

		Acquisitions closed after July 1, 2001			Weighted average amortization period (years)
	Total 2002	Harcourt	Other	Total	2002	2001
Finite useful lives:
Tradenames	12	—	11	11	13	17
Customer relationships	38	50	6	56	7	6
Databases and content	55	201	—	201	8	15
Other	2	—	5	5	9	8

	107	251	22	273
Indefinite useful lives:
Tradenames	—	120	7	127

	107	371	29	400

Non-cash Asset Exchanges

        In November 2001, Thomson exchanged assets with a fair market value estimated at $44 million, along with cash consideration of $10 million, for an investment in i-Deal, a partnership which will automate the process of issuing securities over the Internet. The resulting loss on this transaction of $9 million is included in "Net (losses) gains on disposals of businesses and investments" in the consolidated statement of earnings and retained earnings. The investment is being accounted for using the equity method of accounting.

        In April 2001, Thomson contributed assets with a book value of $32 million in exchange for a 50% joint venture interest in Omgeo, a global trade processing business. This transaction had no impact on the consolidated earnings of Thomson.

        In January 2001, Thomson exchanged its interest in The Globe and Mail and other assets for a 20% equity interest in BGM, a Canadian multimedia company. This transaction was recorded at 80% of the estimated fair value of net assets received, as Thomson continues to maintain a 20% indirect interest in The Globe and Mail. The resulting net gain of $317 million is included within "Net (losses) gains on disposals of businesses and investments" in the consolidated statement of earnings and retained earnings. Included in "Income taxes" in the consolidated statement of earnings and retained earnings for the year ended December 31, 2001 is a charge of $75 million related to the transaction. This investment is being accounted for using the equity method and is included in "Other non-current assets" in the consolidated balance sheet. As of December 31, 2002, the Company's net investment in BGM was $202 million (2001 — $380 million). As discussed in Note 22, Woodbridge is an investor in BGM. In February 2003, the Company entered into an agreement to sell its 20% interest in BGM to a company owned by the Thomson family. See Note 26.

Disposals

        In 2002, Thomson received $51 million (2001 — $209 million) cash consideration from the disposals of businesses and investments within the following segments:

	2002	2001
Legal & Regulatory	2	—
Learning	19	53
Financial	1	49
Scientific & Healthcare	7	105
Corporate and other	22	2

	51	209

        In April 2001, Thomson sold Jane's Information Group to a subsidiary of Woodbridge (see Note 22). Thomson retained a financial advisor that provided a fairness opinion on the sale price of $110 million. Accordingly, the transaction was recorded at this determined fair value. The gain on disposal of $80 million is included in "Net (losses) gains on disposals of businesses and investments" in the consolidated statement of earnings and retained earnings.

NOTE 19: CUMULATIVE TRANSLATION ADJUSTMENT

        An analysis of the cumulative translation adjustment shown separately in shareholders' equity in the consolidated balance sheet is as follows:

	2002	2001
Balance at beginning of year	(231)	(160)
Realized from disposal of businesses	—	66
Net translation gains (losses)	167	(137)

Balance at end of year	(64)	(231)

NOTE 20: STOCK-BASED COMPENSATION

Stock Appreciation Rights Plan

        Thomson has a Stock Appreciation Rights ("SAR") plan that provides for the granting of SARs to officers and key employees. The SAR provides the holder with the opportunity to earn a cash award equal to the fair market value of the Company's common stock less the price at which the SAR was issued. Compensation expense is measured based on the market price of Thomson common stock at the end of the reporting period. The SARs outstanding under the plan have been granted at the closing price of the Company's common stock on the day prior to the date of grant, vest over a four to eight-year period, and expire five to eleven years after the grant date. The compensation expense is recognized over the applicable period. At December 31, 2002, the authorized number of SARs was 20,500,000 and there were 3,193,104 units available for grant. Thomson recognized a benefit of $9 million related to the SAR plan for the year ended December 31, 2002 (2001 — $14 million) in the consolidated statement of earnings and retained earnings as a result of the decline in the Company's share price.

        A summary of the status of the Thomson SAR plan as of December 31, 2002 and 2001, and changes during the years ended on those dates, is as follows:

	2002		2001
	SARs	Canadian $ weighted average exercise price	SARs	Canadian $ weighted average exercise price
Outstanding at beginning of year	3,424,744	33.11	4,393,204	31.11
Granted	165,768	40.69	225,117	48.45
Exercised	(361,229)	26.09	(675,837)	27.46
Forfeited	(97,002)	28.56	(517,740)	30.14

Outstanding at end of year	3,132,281	34.46	3,424,744	33.11

Exercisable at end of year	2,091,365	31.86	1,710,169	30.23

        The following table summarizes information on SARs outstanding at December 31, 2002:

	SARs outstanding			SARs exercisable
Canadian $ range of exercise prices	Number outstanding at 12/31/02	Weighted average remaining contractual life	Canadian $ weighted average exercise price	Number exercisable at 12/31/02	Canadian $ weighted average exercise price
16.00 - 17.25	36,000	1.8	17.06	31,000	17.03
21.77 - 32.125	1,004,222	3.3	22.73	850,627	22.76
35.00 - 44.50	1,706,002	6.0	37.73	1,072,999	36.72
48.40 - 57.45	386,057	8.5	52.18	136,739	53.72

Stock Incentive Plan

        On January 24, 2000, the Board of Directors approved the adoption of a stock incentive plan, which authorizes the Company to grant selected executives and other key employees stock options. Under the plan, the exercise price equals the closing market price of the Company's stock on the day prior to the date of the grant and the maximum term of an option is 10 years. In general, grants vest 25% per year from the date of issuance. Under the plan options may be granted in either Canadian dollars or U.S. dollars. As of December 31, 2002 there were 10,214,585 shares available for grant (2001 — 12,772,187).

        A summary of the status of the stock incentive plan granted and exercised in Canadian dollars as of December 31, 2002 and 2001, and changes during the years ended on those dates, is as follows:

	2002		2001
Options denominated in Canadian dollars	Options	Canadian $ weighted average exercise price	Options	Canadian $ weighted average exercise price
Outstanding at beginning of year	7,127, 813	49.56	4,459,060	50.02
Granted	84,000	42.56	2,939,453	48.45
Exercised	(22,800)	41.00	(100,000)	41.00
Forfeited	(103,200)	50.15	(170,700)	47.18

Outstanding at end of year	7,085,813	49.50	7,127, 813	49.56

Exercisable at end of year	2,561,339	50.56	932,781	51.42

        The following table summarizes information on Canadian dollar stock options outstanding at December 31, 2002:

	Options outstanding			Options exercisable
Canadian $ range of exercise prices	Number outstanding at 12/31/02	Weighted average remaining contractual life	Canadian $ weighted average exercise price	Number exercisable at 12/31/02	Canadian $ weighted average exercise price
40.69 - 44.40	1,778,300	7.2	41.01	656,200	41.01
45.90 - 48.70	2,848,283	8.9	48.37	707,067	48.37
50.25 - 57.45	2,459,230	8.0	56.95	1,198,072	57.09

        A summary of the status of the stock incentive plan granted in U.S. dollars as of December 31, 2002, and changes during the year ended December 31, 2002, is as follows:

	2002
Options denominated in U.S. dollars	Options	US$ weighted average exercise price
Outstanding at beginning of year	—	—
Granted	2,576,802	26.30

Outstanding at end of year	2,576,802	26.30

Exercisable at end of year	—	—

        The following table summarizes information on U.S. dollar stock options outstanding at December 31, 2002:

	Options outstanding			Options exercisable
U.S. dollar range of exercise prices	Number outstanding at 12/31/02	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at 12/31/02	Weighted average exercise price
26.06 - 27.96	2,456,802	9.9	26.08	—	—
30.79 - 30.83	120,000	9.5	30.82	—	—

        The Company uses the intrinsic value-based method to account for its stock incentive plan and, therefore, no compensation expense has been recognized under the plan. If compensation cost had been determined based on the fair value-based method of accounting for awards granted since January 1, 2002, earnings from continuing operations and earnings per common share from continuing operations for the year ended December 31, 2002 would have been unchanged.

        If compensation cost had been determined based on the fair value-based method of accounting for all awards granted since the inception of the stock incentive plan on January 24, 2000, earnings from continuing operations and earnings per common share from continuing operations would have been reduced by the following amounts:

	2002		2001
	As reported	Pro forma	As reported	Pro forma
Earnings from continuing operations	606	596	684	677
Earnings per common share from continuing operations:
Basic	$0.92	$0.90	$1.05	$1.04
Diluted	$0.92	$0.90	$1.05	$1.03

        Using the Black-Scholes pricing model, the weighted average fair value of options granted was estimated to be $6.40 and $8.56 for the years ended December 31, 2002 and 2001, respectively. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. In addition, such models require the use of subjective assumptions, including expected stock price volatility. The principal assumptions used in applying the Black-Scholes option-pricing model for the years ended December 31, 2002 and 2001 were as follows:

	2002	2001
Risk-free interest rate	3.4%	4.7%
Dividend yield	2.1%	2.1%
Volatility factor	25.3%	26.7%
Expected life (in years)	6	6

NOTE 21: SUPPLEMENTAL CASH FLOW INFORMATION

        Details of "Changes in working capital and other items" are:

	2002	2001
Accounts receivable	168	(50)
Inventories	(29)	(3)
Prepaid expenses and other current assets	12	(17)
Accounts payable and accruals	(39)	(12)
Deferred revenue	8	(5)
Income taxes	9	226
Other	(60)	(60)

	69	79

        Income taxes paid during 2002 were $149 million (2001 — $141 million, which included $72 million related to the sale of Augusta Newsprint Company). Income tax refunds received during 2002 were $64 million (2001 — $172 million). See Note 23 for discussion of Augusta Newsprint Company.

NOTE 22: RELATED PARTY TRANSACTIONS

        As at December 31, 2002, through Woodbridge and its affiliates, the Thomson family owned approximately 69% of the common shares of Thomson.

        In the normal course of business, a Woodbridge-owned company rents office space from one of the Company's subsidiaries. Additionally, a number of the Company's subsidiaries charge a Woodbridge-owned company administrative fees for various services. In 2002, the total amount charged to Woodbridge for these rentals and services was approximately $2 million.

        In September 2002, the Company sold a parcel of properties located in Toronto, Ontario to Woodbridge for $15 million. In connection with this transaction, the Company received a report from a financial advisor providing an assessment of the market values of those properties. The transaction was recorded based upon the $15 million exchanged in the transaction, and the proceeds were recorded in "Proceeds from disposals of businesses and investments" while the resulting gain of $2 million was included in "Net (losses) gains on disposals of businesses and investments" within the consolidated financial statements for the year ended December 31, 2002. If Woodbridge sells any of the properties for a gain prior to September 30, 2005, Thomson is entitled to receive half of the gain, subject to certain adjustments. If Woodbridge does not recognize any such gains, the Company is not required to reimburse Woodbridge for any losses. In prior periods, the Company had maintained a liability of $8 million for certain of the above-noted properties that were to be contributed to BGM. During August 2002, the Company entered into an agreement with BGM under which the Company paid cash to BGM equivalent to the recorded liability in order to relieve the Company of its obligation to contribute these properties. The properties were then included within the parcel of properties sold to Woodbridge.

        Also in September 2002, Woodbridge and the Company entered into an agreement to reduce the cost of the Company's directors and officers' insurance coverage. Under the terms of the agreement, the Company maintains standard directors and officers' insurance for any amount up to $25 million with a third-party insurance company. A separate third-party insurer is responsible for the next $75 million of coverage.

Woodbridge has agreed to indemnify this second insurer. For its agreement to indemnify the insurer, the Company pays Woodbridge an annual premium of $625,000, which is less than the premium that the Company would have paid to a third party.

        In June 2002, the Company completed a series of transactions to assist Woodbridge in reorganizing its holding of the Company's common shares to achieve certain Canadian tax objectives. Similar transactions were completed at the same time with certain companies affiliated with Woodbridge and a company controlled by one of the Company's directors. The Company issued an aggregate of 431,503,802 common shares to members of this group of companies, and a wholly-owned subsidiary of the Company acquired the same number of common shares from members of this group of companies. Immediately following the acquisition, the wholly-owned subsidiary was wound up into the Company and the 431,503,802 common shares it held were cancelled. The total number of the Company's common shares outstanding, as well as its stated capital, was the same before and after this series of transactions. Woodbridge and the other companies have reimbursed the Company for all costs and expenses arising from, and have agreed to indemnify the Company and its subsidiaries, its officers, directors and shareholders against, any liabilities which may arise in connection with the series of transactions. These transactions had no economic effect, did not cause any change to the Company's common shares or result in any other consequences to the Company or the Company's other shareholders.

        Also in June 2002, Thomson PLC redeemed its Series "A" ordinary shares held by Woodbridge for an aggregate redemption price of $0.6 million.

        In May 2002, Woodbridge extended its commitment to reinvest at least 50% of the quarterly dividends received by it and its subsidiaries in newly issued common shares of Thomson for a further three years to June 2005.

        In April 2001, Thomson sold Jane's Information Group to a subsidiary of Woodbridge for $110 million. Additionally, in September 2001 Thomson sold its 50% interest in Augusta Newsprint Company to Woodbridge for $190 million. In each case, the Company retained a financial advisor that provided an opinion on the fairness of the transaction to the Company from a financial point of view.

        In February 2001, a subsidiary of Woodbridge subscribed for $250 million of preferred shares of a subsidiary of Thomson. Subsequently, in February 2002, the shares were exchanged for a separate preferred share issuance in the same face amount. These new shares pay a fixed annual dividend at 4.5% and are redeemable at the option of either Woodbridge or the Company beginning February 2006 and annually thereafter. These shares are included within "Long-term debt" in the consolidated balance sheet.

        In January 2001, Thomson completed a transaction with BCE Inc. and Woodbridge in which Thomson exchanged its interest in The Globe and Mail newspaper and other related assets for a 20% equity interest in BGM. Woodbridge holds a 9.9% interest in BGM. As discussed in Note 26, in February 2003 the Company reached an agreement to sell its interest in BGM to a company owned by the Thomson family.

NOTE 23: DISCONTINUED OPERATIONS

        In February 2000, Thomson announced its intention to sell the newspaper interests of Thomson Newspapers. The primary activities of Thomson Newspapers were the publishing of daily and non-daily newspapers, and other advertising and specialty publications in the U.S. and Canada. During 2001 and 2000, Thomson sold all properties that had been identified for sale. In 2001, proceeds related to the sale of three publications were $121 million.

        Additionally, in 2001 Thomson sold its 50% interest in Augusta Newsprint Company, a newsprint mill in Augusta, Georgia, to Woodbridge for $190 million, resulting in a net gain of $83 million. Thomson retained a financial advisor that provided a fairness opinion on the sale price and, accordingly, this sale was recorded at that determined fair value.

        The results, cash flows, and assets and liabilities of Thomson Newspapers have been accounted for as a discontinued operation in the consolidated financial statements.

        The earnings from discontinued operations are summarized below:

	2002	2001
Revenues from discontinued operations	—	135

Earnings from operations before income taxes	—	27
Income taxes	—	(12)

Earnings from operations	—	15

Gain on sale of discontinued operations	9	173
Tax on gain	—	(96)

Net gain on sale of discontinued operations	9	77

Earnings from discontinued operations	9	92

        In 2002, in conjunction with the expiration of certain representation and warranty periods associated with the disposals, the Company adjusted its related disposal liabilities, which resulted in $9 million of earnings from discontinued operations.

NOTE 24: BUSINESS SEGMENT INFORMATION

        See pages 4 and 5.

        In accordance with CICA Handbook Section 1701, Segment Disclosure, the Company discloses information about its operating segments based upon the measures used by management in assessing the performance of those operating segments. Earnings before interest, taxes, depreciation, amortization and restructuring charges ("EBITDA"), and operating profit before amortization and restructuring charges ("adjusted operating profit"), are used by the Company to measure its operating performance, including its ability to generate cash flow. Among other things, EBITDA eliminates the differences that arise between businesses due to the manner in which they were acquired, funded or recorded. In particular, EBITDA excludes the effects of amortization of identifiable intangible assets and goodwill, which is a non-cash charge arising from acquisitions accounted for under the purchase method of accounting. Adjusted operating profit reflects depreciation expense, but eliminates the effects of restructuring charges and amortization of identifiable intangible assets and goodwill. Because the Company does not consider these items to be operating costs, it excludes them from the measurement of its operating performance. EBITDA and adjusted operating profit do not have any standardized meaning prescribed by generally accepted accounting principles.

        The following table provides a reconciliation of operating profit within the consolidated statement of earnings and retained earnings to both EBITDA and adjusted operating profit included within the business segment information for the years ended December 31, 2002 and 2001.

	2002	2001
Operating profit per statement of earnings and retained earnings	1,224	836
Add back:
Restructuring charges	6	30
Amortization	288	444

Adjusted operating profit	1,518	1,310
Add back:
Depreciation	542	476

EBITDA	2,060	1,786

        The reportable segments of Thomson are strategic business groups that offer products and services to target markets. The accounting policies applied by the segments are the same as those applied by the Company. The Company's four reportable segments are:

Legal & Regulatory

        Providing integrated information and solutions to legal, tax, accounting, intellectual property, compliance and business professionals.

Learning

        Providing integrated learning products, services and solutions to individuals, post-secondary learning institutions and businesses.

Financial

        Providing integrated information and workflow solutions to the worldwide financial community.

Scientific & Healthcare

        Providing integrated information, services and solutions to researchers and other professionals in the healthcare, academic, scientific and government marketplaces.

        In connection with the 2001 decision to retain and manage as an independent group certain Thomson Financial businesses previously held for sale, a new operating segment known as Thomson Media was established. As Thomson Media does not meet the quantitative thresholds to be considered a reportable segment, it is included within the "Corporate and other" category.

NOTE 25: RECONCILIATION OF CANADIAN TO U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which differ in some respects from generally accepted accounting principles in the United States of America ("U.S. GAAP"). The following schedules present the material differences between Canadian and U.S. GAAP.

	For the year ended December 31,
	2002	2001
Net earnings under Canadian GAAP	615	776
Differences in GAAP increasing (decreasing) reported earnings:
Development costs	24	74
Pension adjustments	—	—
Identifiable intangible assets and goodwill	(4)	(121)
Related party transactions	(2)	(169)
Derivative instruments and hedging activities	(5)	(31)
Income taxes	(8)	23

Earnings under U.S. GAAP, before cumulative effect of change in accounting principle	620	552
Cumulative effect of change in accounting principle, net of tax	(182)	—

Net income under U.S. GAAP	438	552

Other comprehensive income:
Foreign currency translation	167	(71)
Reduction in unrealized net holding losses on marketable securities due to recognition in income during the period (net of taxes in 2001 — $0 million)	—	22
Minimum pension liability (net of taxes in 2002 — $3 million and 2001 — $2 million)	(28)	(5)
Cumulative effect of adoption of SFAS 133 (net of taxes in 2001 — $0 million)	—	15
Net unrealized losses on SFAS 133 cash flow hedges (net of taxes in 2002 and 2001 — $0 million)	(72)	(10)

	67	(49)

Other comprehensive income	505	503

Basic and diluted earnings per common share, calculated before other comprehensive income items, under U.S. GAAP, from:
Continuing operations, before cumulative effect of change in accounting principle	$0.92	$0.82
Cumulative effect of change in accounting principle, net of tax	(0.28)	—
Discontinued operations, net of tax	0.01	0.02

Basic and diluted earnings per common share(1)	$0.65	$0.84

	As at December 31,
	2002	2001
Shareholders' equity as reported under Canadian GAAP	8,954	8,220
Differences in GAAP increasing (decreasing) reported shareholders' equity:
Development costs	(12)	(36)
Identifiable intangible assets and goodwill	(658)	(653)
Minimum pension liability	(38)	(7)
Derivative instruments and hedging activities	(103)	(26)
Income taxes	180	183

Shareholders' equity under U.S. GAAP	8,323	7,681

(1)
Earnings per common share is calculated after deducting dividends declared on preference shares from net income.

        Descriptions of the nature of the reconciling differences are provided below:

Development costs

        Under Canadian GAAP, certain costs classified as development are deferred and amortized over their estimated useful lives. Under U.S. GAAP, all development costs are expensed as incurred.

Identifiable Intangible Assets and Goodwill

        Under U.S. GAAP, the allocation of the purchase price of acquisitions prior to January 1, 2001 and amortization of intangibles differs from Canadian GAAP. These historical differences primarily relate to (i) costs that are required to be recorded as operating expenses under U.S. GAAP which, prior to January 1, 2001, were capitalized under Canadian GAAP (as at December 31, 2002, $19 million (December 31, 2001 — $41 million) of these capitalized costs are expected to be recognized as operating expenses in the future, on a U.S. GAAP basis); (ii) a gain resulting from a 1997 disposal mandated by the U.S. Department of Justice, which has been treated as a reduction of goodwill under Canadian GAAP; (iii) overall increased amortization charges; and (iv) differences in gain or loss calculations on business disposals resulting from the above factors.

        As a result of the above adjustments, on a U.S. GAAP basis, goodwill, net of accumulated amortization, was $7,770 million at December 31, 2002 (2001 — $7,594 million). On the same basis, net identifiable intangible assets were $4,342 million at December 31, 2002 (2001 — $4,536 million).

Related Party Transactions

        In accordance with Canadian GAAP, the Company recognized gains on transactions with its controlling shareholder in its net earnings. Under U.S. GAAP, such related party gains are not recognizable in net earnings, but must be reflected as equity transactions. During the year ended December 31, 2001, the related party transactions include a gain of $83 million related to the sale of Augusta Newsprint Company (see Notes 22 and 23). As Augusta Newsprint Company was part of Thomson Newspapers, this reduction in earnings reduces earnings per share from discontinued operations.

Derivative Instruments and Hedging Activities

        Under Canadian GAAP, the fair values of derivative instruments are disclosed in the notes to the Company's consolidated financial statements as at and for the years ended December 31, 2002 and 2001, but not recorded in the Company's consolidated balance sheet. In order to reconcile to U.S. GAAP, effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), as amended by SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. Under SFAS 133, all derivative instruments are recognized in the balance sheet at their fair values, and changes in fair value are recognized either immediately in earnings or, if the transaction qualifies for hedge accounting, when the transaction being hedged affects earnings. Accordingly, under U.S. GAAP as at December 31, 2002, accounts payable and accruals were $4 million higher (2001 — $3 million lower), current portion of long-term debt was $6 million higher (2001 — no effect), long-term debt was $31 million higher (2001 — $37 million higher) and other non-current liabilities were $62 million higher (2001 — $8 million lower) than under Canadian GAAP.

Income Taxes

        The income tax adjustment for each period is comprised of the tax effect of the U.S. GAAP reconciling items. The adjustment to shareholders' equity relates entirely to deferred tax liabilities.

Employee Future Benefits

Pension Adjustment

        In accordance with Canadian GAAP, the Company recorded a pension valuation allowance for plans that had an excess of the adjusted benefit asset over the expected future benefits, and recognized changes in the pension valuation allowance in earnings. As U.S. GAAP does not specifically address pension valuation allowances, this was not treated as a difference between Canadian and U.S. GAAP in prior periods. Due to a recent clarification of accounting guidance on this matter, changes in the valuation allowance must be treated as a GAAP difference. In order to reconcile earnings under Canadian GAAP to earnings under U.S. GAAP in 2002, earnings under Canadian GAAP were reduced by $22 million, representing the after-tax effect of the change in the valuation allowance. This difference was offset by the elimination of the valuation allowance for U.S. GAAP purposes, which increased earnings by $22 million. Had the valuation allowance never been established for U.S. GAAP purposes, earnings under U.S. GAAP would have been $2 million lower in 2001. These amounts are not material and prior periods have not been adjusted. This matter has no impact on cash flow.

Minimum Pension Liability

        Additionally, certain of the Company's defined benefit pension plans have accumulated benefit obligations in excess of the fair market value of assets available to fund such obligations as of the annual measurement date for those plans. With respect to those plans, U.S. accounting standards require the recognition of an "additional minimum liability" of $38 million, with a corresponding reduction in shareholders' equity. If, at a subsequent date, the fair market value of the pension assets exceeds the accumulated benefit obligations, the equity adjustment would be reversed. This adjustment has no impact on income or cash flow. Because the concept of an additional minimum liability does not exist in Canadian GAAP, the liability and the reduction in equity resulted in a reconciling item.

Comprehensive Income

        U.S. Statement of Financial Accounting Standard No. 130, Reporting Comprehensive Income, requires companies to disclose comprehensive income, which includes, in addition to net income, other comprehensive income consisting primarily of unrealized gains and losses which bypass the traditional income statement and are recorded directly into shareholders' equity on a U.S. GAAP basis. In 2002 and 2001, the components of other comprehensive income for the Company consist of unrealized gains and losses relating to the translation of foreign currency financial statements, minimum pension liabilities, hedging activity and certain investment securities. Accumulated other comprehensive income as at December 31, 2002 was a loss of $164 million (2001 — $231 million). Reclassifications from other comprehensive income to net income under U.S. GAAP during 2001 were $22 million and resulted from the realization of net losses on the disposal of investments during 2001.

Change in Accounting Principle

        The cumulative effect of change in accounting principle represents the transitional impairment charge relating to adopting the U.S. GAAP equivalent of CICA 3062, SFAS 142, Goodwill and Other Intangible Assets. Under U.S. GAAP, this charge is required to be recorded net of tax as a cumulative effect of a change in accounting principle, which is a component of net income, as compared with a charge to opening retained earnings under Canadian GAAP (see Note 2).

        The effect of SFAS 142, as if it had been adopted as of January 1, 2001, would be to increase net income by $214 million, to $766 million, and earnings per share by $0.34, to $1.18, for the year ended December 31, 2001.

NOTE 26: SUBSEQUENT EVENTS (UNAUDITED)

        In February 2003, the Company entered into an agreement to sell its 20% interest in BGM to a company that is owned by the Thomson family for $279 million. In the event that BGM is subsequently sold to a third party for a gain prior to February 7, 2005, the Company is entitled to receive half of the gain relative to its former interest, subject to certain adjustments. If no such gains are recognized from a subsequent sale to a third party, the Company is not required to reimburse the former owner for any losses. The Company's Board of Directors appointed a committee of independent directors to review the transaction. The committee retained a financial advisor to provide an opinion to the Company as to the fairness of the transaction from a financial point of view. The transaction is scheduled to close on March 17, 2003. One of the directors of the Company is also a director of the parent company of the financial advisor. In connection with the transaction, the Company's

Board of Directors declared a special dividend equal to the proceeds received, which will be payable on March 17, 2003 to holders of common shares of record on February 20, 2003. The Company had previously reduced the carrying amount of this investment by $67 million, reflecting its share of a writedown of goodwill recorded by BGM in the fourth quarter of 2002. Upon completion of the sale of the Company's interest, it expects to realize a gain largely offsetting the non-cash writedown.

        In February 2003, Thomson exercised its right to redeem all outstanding shares of its Series V Cumulative Redeemable Preference Shares with a redemption date of April 14, 2003. The shares will be redeemed at a price of Cdn$25.50 in addition to any accrued and unpaid dividends up to, but not including, the redemption date. Currently, there are 18,000,000 outstanding Series V preference shares.

THE THOMSON CORPORATION
SIX-YEAR SUMMARY
(unaudited)

        The following table includes measurements for EBITDA and adjusted operating profit which do not have any standardized meaning prescribed by Canadian generally accepted accounting principles. These measurements are used by management to evaluate performance. A further discussion of these performance measures and a reconciliation of them to our income statement are included in Note 24 to the consolidated financial statements.

(millions of U.S. dollars)	2002	2001	2000	1999	1998	1997
Revenues
Legal & Regulatory	2,962	2,847	2,638	2,389	2,227	1,975
Learning	2,290	1,852	1,405	1,099	1,060	1,110
Financial	1,554	1,637	1,485	1,199	1,120	936
Scientific & Healthcare	784	707	743	806	755	725
Corporate and other(1)	205	226	272	259	236	206
Eliminations	(39)	(32)	(29)	—	—	—

	7,756	7,237	6,514	5,752	5,398	4,952

EBITDA(2)
Legal & Regulatory	928	860	778	708	656	567
Learning	520	402	345	258	250	241
Financial	414	400	331	312	304	274
Scientific & Healthcare	208	176	178	174	162	158
Corporate and other(1)	(10)	(52)	(98)	(45)	(30)	(42)

	2,060	1,786	1,534	1,407	1,342	1,198

Adjusted operating profit (loss)(3)
Legal & Regulatory	769	713	650	580	516	461
Learning	354	260	219	149	151	144
Financial	244	246	206	210	223	201
Scientific & Healthcare	180	151	149	135	124	124
Corporate and other(1)	(29)	(60)	(106)	(53)	(36)	(47)

	1,518	1,310	1,118	1,021	978	883

(1)
Corporate and other includes the results of Thomson Media, a non-reportable segment, as well as corporate costs, minority interests and costs associated with the Company's stock appreciation rights.

(2)
Earnings before interest, taxes, depreciation, amortization, restructuring charges and, in 2000, 1999 and 1998, Year 2000 costs.

(3)
Adjusted operating profit excludes amortization, restructuring charges and, in 2000, 1999 and 1998, Year 2000 costs.

        Prior year amounts have been reclassified to conform with the current year's presentation.

THE THOMSON CORPORATION
SIX-YEAR SUMMARY (continued)
(unaudited)

        The following table includes measurements for adjusted earnings and earnings per common share which do not have any standardized meaning prescribed by Canadian generally accepted accounting principles. These measurements are used by management to evaluate performance. A further discussion of these performance measures and a reconciliation of them to our income statements are included in the management's discussion and analysis.

(millions of U.S. dollars, except per common share amounts)	2002	2001	2000	1999	1998	1997
Earnings attributable to common shares	596	749	1,223	532	1,818	550
Basic and diluted earnings per common share	$0.93	$1.19	$1.96	$0.86	$2.97	$0.91

Supplemental information
Earnings attributable to common shares as above	596	749	1,223	532	1,818	550
Earnings from discontinued operations	(9)	(92)	(652)	(123)	(1,504)	(249)
Adjust: one-time items, net of tax, resulting from net losses (gains) on disposals of businesses and investments, restructuring charges and Year 2000 costs	40	(206)	2	52	90	(15)
Proportionate share of goodwill impairment recognized by BGM	67	—	—	—	—	—
One-time tax benefits	—	—	(105)	—	—	—
Effect of new accounting standard	—	194	146	114	111	102

Adjusted earnings from continuing operations	694	645	614	575	515	388
Adjusted basic and diluted earnings per common share from continuing operations	$1.08	$1.03	$0.99	$0.93	$0.84	$0.64

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AUDITORS' REPORT
THE THOMSON CORPORATION CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
THE THOMSON CORPORATION CONSOLIDATED BALANCE SHEET
THE THOMSON CORPORATION CONSOLIDATED STATEMENT OF CASH FLOW
THE THOMSON CORPORATION SEGMENTED INFORMATION
THE THOMSON CORPORATION SEGMENTED INFORMATION (by country of origin)
THE THOMSON CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unless otherwise stated, all amounts are in millions of U.S. dollars)
THE THOMSON CORPORATION SIX-YEAR SUMMARY (unaudited)